EXHIBIT 99.1

Mexican Government Declares COVID-19 National Health Emergency, Only Essential Services to Remain Open, Endeavour Silver Suspending its Mexican Mining Operations Until April 30, 2020

VANCOUVER, British Columbia, April 02, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) advises that the Mexican government has declared a national health emergency due to the COVID-19 pandemic. Numerous health precautions have been decreed, including the suspension of non-essential businesses, with only essential services to remain open. Mining does not qualify as an essential service so for the protection of our staff, employees, contractors and communities, Endeavour has commenced the process of suspending our three mining operations in Mexico until April 30 as mandated by the government.

Endeavour is retaining essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel are following Endeavour’s strict COVID-19 safety protocols and non-essential employees are being sent home to self-isolate and stay healthy, while continuing to receive their base pay.

As this health emergency is dynamic and given the ultimate duration of the suspension period is uncertain, management is unable to determine its impact on the Company’s 2020 production and costs. Therefore, Endeavour’s production and cost guidance is withdrawn until further notice.

Bradford Cooke, Endeavour CEO, commented, “Suspending our mining operations on a temporary basis is the best way to ensure the health of our work force during this COVID-19 crisis. We are also working with the local communities to protect the health of the local people, inform them of the precautions needed to stay healthy, and provide medical supplies, masks, cleaners and disinfectants as needed.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations

Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com

Website: www.edrsilver.com
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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding the timing of suspension of mining operations, Endeavour’s anticipated performance in 2020, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID 19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations ,the impact of the COVID 19 pandemic on mining operations in Mexico generally, and the Company’s operations specifically, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.